                                                      PURSUANT TO RULE 424(b)(2)
                                                      REGISTRATION NO. 33-62151

PROSPECTUS SUPPLEMENT
(To Prospectus Dated September 6, 1995)

MELLON FINANCIAL COMPANY
(A WHOLLY OWNED SUBSIDIARY OF MELLON BANK CORPORATION)
$350,000,000
6 3/8% Subordinated Debentures due February 15, 2010

Unconditionally Guaranteed on a Subordinated Basis as to Payment of Principal and Interest by
MELLON BANK CORPORATION
Interest payable February 15 and August 15
ISSUE PRICE: 99.420%

The 6 3/8% Subordinated Debentures due February 15, 2010 (the "Subordinated Debentures") of Mellon Financial Company (the "Company") are unconditionally guaranteed on a subordinated basis as to payment of principal and interest (the "Guarantees") by Mellon Bank Corporation (the "Corporation"). Interest on the Subordinated Debentures is payable semi-annually on February 15 and August 15 of each year, commencing August 15, 1998. The Subordinated Debentures will not be redeemable prior to maturity and will not be subject to any sinking fund. The Subordinated Debentures will be issued only in registered form in denominations of $1,000 and integral multiples thereof.

The Subordinated Debentures will be subordinated to Senior Indebtedness of the Company and the Guarantees will be subordinated to Senior Indebtedness of the Corporation, as described in the accompanying Prospectus under "Subordinated Securities--Subordination." The Subordinated Indenture does not provide for any right of acceleration of the payment of principal of the Subordinated Debentures upon a default in the payment of principal or interest or in the performance of any covenant or agreement in the Subordinated Debentures or the Subordinated Indenture. See "Subordinated Securities--Events of Default and Limited Rights of Acceleration" in the accompanying Prospectus.

The Subordinated Debentures will initially be represented by one or more global debentures (the "Global Debentures") registered in the name of The Depository Trust Company, as Depositary, or its nominee ("Book-Entry Debentures"), but may, under certain limited circumstances, be exchangeable for certificates issued in definitive form ("Certificated Debentures"). Beneficial interests in Book-Entry Debentures will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary (with respect to its participants' interests) and its participants. See "Book-Entry System."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

------------------------------------------------------------------------

                                         UNDERWRITING
                            PRICE TO     DISCOUNTS AND   PROCEEDS TO
                            PUBLIC (1)   COMMISSIONS (2) COMPANY (1) (3)
------------------------------------------------------------------------
Per Subordinated Debenture  99.420%      .386%           99.034%
------------------------------------------------------------------------
Total                       $347,970,000 $1,351,000      $346,619,000
------------------------------------------------------------------------

(1) Plus accrued interest, if any, from February 12, 1998.
(2) The Company and the Corporation have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company, estimated at $250,000.

The Subordinated Debentures are offered by the Underwriter, as specified herein, subject to receipt and acceptance by the Underwriter and subject to its right to reject any order in whole or in part. It is expected that delivery of the Global Debentures will be made in book entry form on or about February 12, 1998, through the facilities of the Depositary, against payment therefor in immediately available funds.

J.P. MORGAN & CO.

February 9, 1998

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABLILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SUBORDINATED DEBENTURES. SPECIFICALLY, THE UNDERWRITER MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE, THE SUBORDINATED DEBENTURES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

  No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this Prospectus Supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus Supplement or the Prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or the Corporation since the date hereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
                             PROSPECTUS SUPPLEMENT
Mellon Bank Corporation...................................................  S-3
Mellon Financial Company..................................................  S-3
Use of Proceeds...........................................................  S-3
Certain Regulatory Considerations.........................................  S-4
Mellon Bank Corporation Capitalization....................................  S-5
Mellon Bank Corporation and Subsidiaries Consolidated Selected Historical
 Financial Data...........................................................  S-6
Description of Subordinated Debentures and Guarantees.....................  S-8
Book-Entry System.........................................................  S-9
Underwriting.............................................................. S-11
Validity of the Subordinated Debentures and Guarantees.................... S-12
                                  PROSPECTUS
Statement of Available Information........................................    2
Incorporation of Certain Documents by Reference...........................    2
Mellon Bank Corporation...................................................    3
Mellon Financial Company..................................................    3
Use of Proceeds...........................................................    4
Certain Regulatory Considerations.........................................    4
Mellon Bank Corporation Consolidated Summary Financial Data...............    8
Description of Debt Securities and Guarantees.............................   11
Senior Securities.........................................................   17
Subordinated Securities...................................................   18
Certain Tax Considerations................................................   20
Plan of Distribution......................................................   20
Validity of Debt Securities and Guarantees................................   21
Experts...................................................................   22

                            MELLON BANK CORPORATION

  The Corporation is a multibank holding company incorporated under the laws of Pennsylvania and registered under the Federal Bank Holding Company Act of 1956, as amended. Its principal, wholly owned subsidiaries are Mellon Bank, N.A., The Boston Company, Inc., Mellon Bank (DE) National Association, Mellon Bank (MD) National Association, Buck Consultants, Inc. and the companies known as the Mellon Financial Services Corporations. The Corporation also owns a Federal savings bank headquartered in Pennsylvania, Mellon Bank, F.S.B. The Dreyfus Corporation ("Dreyfus"), one of the nation's largest mutual fund companies, is a wholly owned subsidiary of Mellon Bank, N.A.

  The Corporation's banking subsidiaries engage in retail financial services, commercial banking, trust and investment management services, residential real estate loan financing, mortgage servicing, mutual fund activities, equipment leasing and various securities-related activities. The Mellon Financial Services Corporations, through their subsidiaries and joint ventures, provide a broad range of bank-related services, including equipment leasing, commercial loan financing, stock transfer services, cash management and numerous trust and investment management services.

  The Corporation's principal executive office is located at One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania 15258 (telephone (412) 234-
5000).

                            MELLON FINANCIAL COMPANY

  The Company is a wholly owned subsidiary of the Corporation incorporated under the laws of Pennsylvania to function as a financing entity for the Corporation and its subsidiaries and affiliates through the issuance of commercial paper and other debt guaranteed by the Corporation. Financial data for the Company is combined with the Corporation and with Mellon Capital I and Mellon Capital II (special purpose business trusts formed by the Corporation for the sole purpose of issuing capital securities) for financial reporting purposes due to the limited function of the Company and the unconditional guarantees by the Corporation of all of the obligations of the Company, Mellon Capital I and Mellon Capital II. The registered office of the Company is located at One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania 15258 (telephone (412) 234-5000).

                                USE OF PROCEEDS

  The Company will apply the net proceeds from the sale of the Subordinated Debentures offered hereby to its general funds to be used for its corporate financing purposes, including extensions of credit to the Corporation and to subsidiaries and affiliates of the Corporation, including its bank subsidiaries, which will use the proceeds of such extensions of credit for general corporate purposes, possibly including acquisitions, and repayments and redemptions of outstanding indebtedness. The precise amounts and time of the application of proceeds will depend upon funding requirements of the Corporation and its subsidiaries and affiliates.

                       CERTAIN REGULATORY CONSIDERATIONS

GENERAL

  The Company and the Corporation (together sometimes referred to herein as the "parent Corporation") are legal entities separate and distinct from the Corporation's bank subsidiaries, although the principal source of the parent Corporation's cash revenues are payments of interest and dividends from such subsidiaries. There are various legal and regulatory limitations on the extent to which the Corporation's bank subsidiaries can finance or otherwise supply funds to the Corporation and certain of its other affiliates.

  The prior approval of the Comptroller of the Currency (the "Comptroller") or the Board of Governors of the Federal Reserve System, as applicable, is required if the total of all dividends declared by any such national or state member bank subsidiary in any calendar year exceeds its net profits (as defined) for that year combined with its retained net profits for the preceding two calendar years. Additionally, such bank subsidiaries may not declare dividends in excess of net profits on hand (as defined), after deducting the amount by which the principal amount of all loans on which interest is past due for a period of six months or more exceeds the reserve for credit losses. Under the first and currently more restrictive of the foregoing federal dividend limitations, the Corporation's bank subsidiaries can, without prior regulatory approval, declare dividends subsequent to December 31, 1997 of up to approximately $535 million of their retained earnings of approximately $2.702 billion at December 31, 1997, less any dividends declared and plus or minus net profits or losses (as defined) between January 1, 1998 and the date of any such dividend declaration. The payment of dividends is also limited by minimum capital requirements imposed on all such bank subsidiaries. The Corporation's bank subsidiaries exceed these minimum requirements. The ability of state member banks to pay dividends is also limited by state banking regulations. The Corporation's bank subsidiaries declared dividends to the parent Corporation of $450 million in 1997, $400 million in 1996 and $501 million in 1995. Dividends paid to the parent Corporation by non-bank subsidiaries totaled $34 million in 1997, $21 million in 1996 and $30 million in 1995. In addition, Mellon Bank, N.A. returned $200 million and $300 million of capital to the parent Corporation in 1996 and 1995, respectively, and The Boston Company returned $100 million and $150 million of capital to the parent Corporation in 1997 and 1996, respectively.

FDIC INSURANCE ASSESSMENTS

  Substantially all of the deposits of the banking subsidiaries of the Corporation are insured up to applicable limits by the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation ("FDIC") and are subject to deposit insurance assessments to maintain the BIF. The FDIC utilizes a risk-based assessment system which imposes insurance premiums based upon a matrix that takes into account a bank's capital level and supervisory rating. Such premiums now range from 0 cents for each $100 of domestic deposits for the healthiest institutions to 27 cents for each $100 of domestic deposits for the weakest institutions. In addition, the Deposit Insurance Fund Act of 1996 authorizes the Financing Corporation ("FICO") to impose assessments on BIF assessable deposits in order to service the interest on FICO's bond obligations. The FICO assessment on these deposits is approximately 1.3 cents for each $100 of domestic deposits.

INTERSTATE BANKING AND BRANCHING LEGISLATION

  Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, States were given the option to "opt-out" of the interstate branching authority by taking action prior to June 1, 1997. Pennsylvania did not "opt-out", thereby enabling Pennsylvania banks to merge with out-of-state banks to create interstate branches inside or outside Pennsylvania. In addition, Pennsylvania has permitted de novo branching into and out of Pennsylvania as long as the law of the other state involved is reciprocal in this regard. See "Certain Regulatory Considerations--Interstate Banking and Branching Legislation" in the accompanying Prospectus.

                            MELLON BANK CORPORATION
                                 CAPITALIZATION

  Set forth below is a table showing the consolidated capitalization of the Corporation and its subsidiaries at December 31, 1997 and as adjusted to give effect to the issuance of the Subordinated Debentures offered hereby. The capitalization table should be read in conjunction with the information and financial statements of the Corporation available as described under "Incorporation of Certain Documents by Reference" in the Prospectus.

                                                         ACTUAL     PRO FORMA
                                                      DECEMBER 31, DECEMBER 31,
                                                          1997       1997 (A)
(DOLLAR AMOUNTS IN MILLIONS)                          ------------ ------------
Commercial paper....................................    $    67      $    67
Notes and debentures:
 Parent Corporation(B):
  6.70% Subordinated Debentures due 2008............        249          249
  6.30% Senior Notes due 2000.......................        200          200
  7 5/8% Senior Notes due 1999......................        200          200
  6 7/8% Subordinated Debentures due 2003...........        150          150
  9 1/4% Subordinated Debentures due 2001...........        100          100
  9 3/4% Subordinated Debentures due 2001...........        100          100
  Medium Term Notes, Series A, due 1998-2001
   (10.10% to 10.50% at December 31, 1997)..........         22           22
  7 1/4% Convertible Subordinated Capital Notes due
   1999.............................................          2            2
  6 3/8% Subordinated Debentures due 2010...........         --          350
 Subsidiaries:
  7 3/8% Subordinated Notes due 2007................        298          298
  7% Subordinated Notes due 2006....................        300          300
  7 5/8% Subordinated Notes due 2007................        249          249
  6 1/2% Subordinated Notes due 2005................        249          249
  6 3/4% Subordinated Notes due 2003................        149          149
  Medium Term Bank Notes due 1998-2007 (5.64% to
   8.55% at December 31, 1997)......................        303          303
 Various notes and obligations under capital
  leases due 1998-2001 (5.03% to 10.50% at
  December 31, 1997)................................          2            2
                                                        -------      -------
   Total notes and debentures.......................      2,573        2,923
                                                        -------      -------
   Total commercial paper, notes and debentures.....      2,640        2,990
                                                        -------      -------
Guaranteed Preferred Beneficial Interests in
 Corporation's Junior Subordinated Deferrable
 Interest Debentures, Series A......................        495          495
Guaranteed Preferred Beneficial Interests in
 Corporation's Junior Subordinated Deferrable
 Interest Debentures, Series B......................        496          496
Shareholders' equity:
 8.20% Preferred Stock--$1.00 par value and $25.00
 liquidation value
  Authorized and issued--8,000,000 shares
   (Series K).......................................        193          193(C)
 Common Stock--$.50 par value
   Authorized--400,000,000 shares
   Issued--294,330,960 shares.......................        147          147
 Additional paid-in capital.........................      1,818        1,818
 Retained earnings..................................      2,872        2,872
 Net unrealized gain on assets available for sale,
   net of tax.......................................         33           33
 Treasury stock of 40,545,114 shares at cost........     (1,218)      (1,218)
                                                        -------      -------
    Total shareholders' equity......................      3,845        3,845
                                                        -------      -------
    Total capitalization............................    $ 7,476      $ 7,826
                                                        =======      =======

--------
(A) Reflects the issuance of $350 million of Subordinated Debentures offered hereby.
(B) Parent Corporation includes the accounts of the Corporation as well as of the Company and of Mellon Capital I and Mellon Capital II (special purpose business trusts formed by the Corporation that exist solely to issue capital securities).
(C) On January 8, 1998, the Corporation announced that it will redeem its Series K Preferred Stock on February 17, 1998. The $193 million of Series K Preferred Stock was recorded net of $7 million of issuance costs.

                    MELLON BANK CORPORATION AND SUBSIDIARIES
                CONSOLIDATED SELECTED HISTORICAL FINANCIAL DATA

  This summary is qualified in its entirety by the detailed information and financial statements included in the documents incorporated herein by reference. See "Incorporation of Certain Documents by Reference" in the Prospectus.

                                                             AT OR FOR THE
                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                            ------------------
                                                             1997       1996
(DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)      -------    -------
Income Statement Data:
 Net interest revenue...................................... $ 1,467    $ 1,478
 Provision for credit losses...............................     148        155
                                                            -------    -------
 Net interest revenue after provision for credit losses....   1,319      1,323
 Fee revenue...............................................   2,418      2,019
 Gains on sale of securities...............................      --          4
 Operating expense.........................................   2,568      2,195
 Provision for income taxes................................     398        418
                                                            -------    -------
 Net income................................................ $   771    $   733
 Net income applicable to common stock.....................     750        689
Consolidated Per Common Share Data(A):
 Basic net income.......................................... $  2.94    $  2.63
 Diluted net income........................................    2.88       2.58
 Dividends.................................................    1.29       1.18
 Book value at period end..................................   14.39      13.43
 Average common shares and equivalents outstanding:
  Basic (in thousands)..................................... 255,356    262,411
  Diluted (in thousands)................................... 260,829    266,591
Key Ratios:
 Return on assets(B).......................................    1.80%      1.74%
 Return on common shareholders' equity(B)..................    21.5       20.4
 Net interest margin(B)(C).................................    4.24       4.26
 Dividends per common share as a percentage of:
  Basic net income per share...............................   44.01      44.96
  Diluted net income per share.............................   44.00      44.95
Consolidated Balance Sheet Data--Average Balances(B):
 Money market investments.................................. $ 1,186    $ 1,381
 Securities................................................   5,593      6,184
 Loans.....................................................  27,823     27,233
 Total interest-earning assets.............................  34,777     34,944
 Total assets..............................................  42,942     42,013
 Deposits..................................................  30,459     30,838
 Notes and debentures (with original maturities over one
  year)....................................................   2,712      2,038
 Capital securities........................................     990         32
 Common shareholders' equity...............................   3,494      3,381
Capital Ratios:
 Common shareholders' equity to assets(D)..................    8.13%      8.11%
 Average common shareholders' equity to average assets(B)..    8.14       8.05
 Tier I capital ratio(D)...................................    7.78(E)    8.38
 Total (Tier I plus Tier II) capital ratio(D)..............   12.74(E)   13.58
 Leverage capital ratio(D).................................    8.02(E)    8.31

                                                          AT OR FOR THE YEAR
                                                          ENDED DECEMBER 31,
                                                          ------------------
                                                           1997         1996
(DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)    -------     -------
Asset Quality Ratios(F):
 Reserve for credit losses as a percentage of:
  Total loans(D).........................................   1.63%       1.92%
  Nonperforming loans(D).................................    356         556
 Net credit losses as a percentage of average loans(B)...   0.72        0.46
 Nonperforming assets as a percentage of total loans and
  net acquired property(D)...............................   0.62        0.63
Ratio of Earnings to Fixed Charges:
 Mellon Bank Corporation (parent Corporation)(G).........   3.01        4.46
 Mellon Bank Corporation and its subsidiaries(H):
  Excluding interest on deposits.........................   3.35        3.86
  Including interest on deposits.........................   1.85        1.88

--------
(Note:) The comparability of this information has been affected by Mellon's
        November 14, 1997, acquisition of Pacific Brokerage Services, Inc., the July 1, 1997 acquisition of Buck Consultants, Inc., the October 1, 1996, acquisition of First United Leasing Corporation and the September 30, 1996 acquisition of the business equipment financing unit of USL Capital Corporation.

(A) Basic and diluted earnings per common share are presented in accordance with the requirements of Financial Accounting Standards No. 128, "Earnings per Share," which was adopted by the Corporation at year-end 1997. Prior period amounts are restated. In addition, prior period amounts were restated to reflect the two-for-one common stock split distributed on June 2, 1997.

(B) Computed on a daily average basis.

(C) Calculated on a taxable equivalent basis, at a tax rate approximating 35%. Loan fees, nonaccrual loans and the related effect on income have been included in the calculation of the net interest margin.

(D) Period-end ratio.

(E) Estimated.

(F) Segregated assets acquired in the 1992 Meritor acquisition are not reported as loans and therefore are not included in nonperforming loans. At December 31, 1996, the reserve for segregated assets of $4 million is not included in the reserve for credit losses. There was no reserve for segregated assets at December 31, 1997.

(G) The parent Corporation ratios include the accounts of the Corporation and the Company, and Mellon Capital I and Mellon Capital II, special purpose business trusts formed by the Corporation, that exist solely to issue capital securities. For purposes of computing these ratios, earnings represent parent Corporation income before taxes and equity in undistributed net income (loss) of subsidiaries, plus the fixed charges of the parent Corporation. Fixed charges represent interest expense, one-third (the proportion deemed representative of the interest factor) of rental expense net of income from subleases, amortization of debt issuance costs and capital securities expense. Because the ratios exclude from earnings the equity in undistributed net income (loss) of subsidiaries, the ratios vary with the payment of dividends by such subsidiaries.

(H) For purposes of computing these ratios, earnings represent consolidated income, before income taxes plus consolidated fixed charges. Fixed charges, excluding interest on deposits, include interest expense (other than on deposits), one-third (the proportion deemed representative of the interest factor) of rental expense net of income from subleases, amortization of debt issuance costs and capital securities expense. Fixed charges, including interest on deposits, include all interest expense, one-third (the proportion deemed representative of the interest factor) of rental expense net of income from subleases, amortization of debt issuance costs and capital securities expense.

             DESCRIPTION OF SUBORDINATED DEBENTURES AND GUARANTEES

  The Subordinated Debentures will be issued under an Indenture, dated as of August 25, 1995 (the "Subordinated Indenture"), among the Company, the Corporation and The Bank of New York (as successor trustee to First Interstate Bank of California), as Trustee (the "Trustee"). A copy of the Subordinated Indenture is filed as an exhibit to the Registration Statement and its terms are more fully described in the Prospectus. The following description of the particular terms of the Subordinated Debentures offered hereby (referred to in the accompanying Prospectus as the "Offered Debt Securities" or "Subordinated Securities") and of the Subordinated Indenture supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the Debt Securities and of the Subordinated Indenture as set forth in the Prospectus, to which descriptions reference is hereby made.

  The Subordinated Debentures will be unsecured, will rank pari passu with all subordinated indebtedness of the Company and will be subordinated in right of payment to all Senior Indebtedness of the Company. The Guarantees will be unsecured and will rank pari passu with all subordinated indebtedness of the Corporation and will be subordinated in right of payment to all Senior Indebtedness of the Corporation. There is no limitation on the issuance of additional Senior Indebtedness of the Company or the Corporation. The Company and the Corporation expect from time to time to incur additional indebtedness constituting Senior Indebtedness. As of December 31, 1997, the aggregate principal amount of Senior Indebtedness of the Corporation (including indebtedness of the Company guaranteed by the Corporation on a senior basis) outstanding was approximately $489 million.

  The Subordinated Indenture does not contain covenants specifically designed to protect Holders in the event of a highly leveraged transaction or provide for any right of acceleration of the payment of principal of the Subordinated Debentures upon a default in the payment of principal of, or interest on, or in the performance of any covenant or agreement in, the Subordinated Debentures or the Subordinated Indenture. Currently, neither the Company nor the Corporation is in default in the payment of principal, premium or interest on any outstanding subordinated indebtedness. See, generally, "Subordinated Securities" in the Prospectus.

  The Subordinated Debentures offered hereby will be limited to $350,000,000 aggregate principal amount. The Subordinated Debentures will be denominated in U.S. dollars and payments of principal of and interest on the Subordinated Debentures will be in U.S. dollars. The Subordinated Debentures will be issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof. Upon issuance, the Subordinated Debentures will be Book-Entry Debentures represented by one or more Global Debentures registered in the name of the nominee of the Depositary. See "Book-Entry System" below.

  The Subordinated Debentures will mature on February 15, 2010, and will bear interest at the rate per annum shown on the front cover of this Prospectus Supplement from February 12, 1998 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on February 15 and August 15 of each year, commencing August 15, 1998, to the Person in whose name the Subordinated Debenture (or any predecessor Subordinated Debenture) is registered at the close of business on the preceding February 1 or August 1, as the case may be. Interest payments will be computed and paid on the basis of a 360-day year of twelve 30-day months. The Trustee will serve as Security Registrar and Paying Agent for the Subordinated Debentures.

  Payment of the principal of and interest on each Global Debenture representing Book-Entry Debentures will be made on each Interest Payment Date or at maturity by the Trustee as Paying Agent by wire transfer of immediately available funds to a separate account of the Depositary or its nominee at the Federal Reserve Bank of New York, provided that, in the case of payments made at maturity of such Global Debenture, the Global Debenture is presented to the Trustee in time for the Trustee to make such payments in accordance with its normal procedures. Payments to beneficial owners of Book-Entry

Debentures will be made through the Depositary and its participants. See "Book-Entry System." For a description of the payment of principal of and interest on Certificated Debentures, see "Description of Debt Securities and Guarantees-- Payment and Paying Agents" in the accompanying Prospectus.

  The Subordinated Debentures will not be redeemable by the Company prior to their Stated Maturity and will not be entitled to the benefit of a sinking fund. The Company may at any time repurchase Subordinated Debentures at any price in the open market or otherwise. Subordinated Debentures so purchased by the Company may be held or resold or, at the discretion of the Company, may be surrendered to the Trustee for cancellation.

REGARDING THE BANK OF NEW YORK

  The Corporation's bank subsidiaries maintain deposit accounts and conduct other banking transactions with The Bank of New York in the ordinary course of business. The Bank of New York is a participant in the $300 million revolving credit facility created to provide back-up support for the Corporation's commercial paper borrowings.

                               BOOK-ENTRY SYSTEM

  Upon issuance, all Subordinated Debentures will be represented by one or more Global Debentures issued in registered form. Such Global Debentures representing Book-Entry Debentures will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary") and registered in the name of a nominee of the Depositary. Except under the circumstances described below, Book-Entry Debentures will not be exchangeable for Certificated Debentures.

  Ownership of Book-Entry Debentures will be limited to institutions that have accounts with such Depositary or its nominee ("participants") or persons that may hold interests through such participants. In addition, ownership of Book-Entry Debentures by participants will only be evidenced by, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee, as the case may be. Ownership of Book-Entry Debentures by persons that hold through participants will only be evidenced by, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer Book-Entry Debentures.

  The Company has been advised by the Depositary that upon the issuance of a permanent Global Debenture or Debentures representing Book-Entry Debentures, and the deposit of such permanent Global Debenture or Debentures with, or on behalf of, the Depositary, the Depositary will immediately credit, on its book-entry registration and transfer system, the respective principal amounts of the Book-Entry Debentures represented by such permanent Global Debenture or Debentures to the accounts of participants. The accounts to be credited shall be designated by the Underwriter.

  Payments of principal of and interest on Book-Entry Debentures represented by any permanent Global Debenture or Debentures registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner and the Holder of the permanent Global Debenture or Debentures representing such Book-Entry Debentures. Such payments to the Depositary or its nominee, as the case may be, will be made by the Trustee by wire transfer of immediately available funds to a separate account of the Depositary or its nominee at the Federal Reserve Bank of New York, provided that, in the case of payments made at maturity of such Global Debenture or Debentures, the Global Debenture or Debentures are presented to the Trustee in time for the Trustee to make such payments in accordance with its normal procedures. None of the Company, the Corporation or the Trustee or any agent of the Company, the Corporation or the Trustee will have any responsibility or liability for any aspect of the Depositary's records or any participant's records relating to, or payments made on account of, Book-Entry Debentures or for maintaining, supervising or reviewing any of the Depositary's records or any participant's records relating to such Book-Entry Debentures.

  The Company has been advised by the Depositary that upon receipt of any payment of principal of or interest on a permanent Global Debenture, the Depositary will immediately credit, on its book-entry registration and transfer system, accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such permanent Global Debenture or Debentures as shown on the records of the Depositary. Payments by participants to owners of Book-Entry Debentures held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

  No permanent Global Debenture or Debentures described above may be transferred except as a whole by the Depositary for such permanent Global Debenture or Debentures to a nominee of the Depositary or to a successor depositary or by a nominee of the Depositary to the Depositary, another nominee of the Depositary or to a successor depositary.

  Book-Entry Debentures represented by a permanent Global Debenture are exchangeable for definitive Subordinated Debentures in registered form, of like tenor and of an equal aggregate principal amount, only if (a) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such permanent Global Debenture or if at any time the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, (b) the Company in its sole discretion determines that such Book-Entry Debentures shall be exchangeable for definitive Subordinated Debentures in registered form, or (c) any event shall have happened and be continuing which, after notice or lapse of time, or both, would become an Event of Default with respect to the Subordinated Debentures. Any permanent Global Debenture representing Book-Entry Debentures that is exchangeable pursuant to the preceding sentence shall be exchangeable in whole for Certificated Debentures in registered form, of like tenor and of an equal aggregate principal amount, in denominations of $1,000 and integral multiples thereof. Such definitive Subordinated Debentures shall be registered in the name or names of such person or persons as the Depositary shall instruct the Security Registrar. It is expected that such instructions will be based upon directions received by the Depositary from its participants with respect to ownership of Book-Entry Debentures.

  Except as provided above, owners of Book-Entry Debentures will not be entitled to receive physical delivery of Subordinated Debentures in definitive form and will not be considered the Holders thereof for any purpose under the Subordinated Indenture, and no permanent Global Debenture representing Book-Entry Debentures shall be exchangeable, except for another permanent Global Debenture of like denomination and tenor to be registered in the name of the Depositary or its nominee. Accordingly, each person owning a Book-Entry Debenture must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Subordinated Indenture. The Subordinated Indenture provides that the Depositary, as a Holder, may appoint agents and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a Holder is entitled to give or take under the Subordinated Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of Holders or an owner of a Book-Entry Debenture desires to give or take any action a Holder is entitled to give or take under the Subordinated Indenture, the Depositary would authorize the participants owning the relevant Book-Entry Debentures to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  The Depositary has advised the Company and the Underwriter as follows: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depositary holds securities of its participants and facilitates the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriter), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

                                  UNDERWRITING

  Under the terms and subject to the conditions set forth in the Underwriting Agreement dated the date hereof, J.P. Morgan Securities Inc. (the
"Underwriter") has agreed to purchase, and the Company has agreed to sell to the Underwriter, the entire principal amount of the Subordinated Debentures.

  The Underwriting Agreement provides that the obligation of the Underwriter to pay for and accept delivery of the Subordinated Debentures is subject to the approval of certain legal matters by its counsel and to certain other conditions. The Underwriter is committed to take and pay for all of the Subordinated Debentures if any are taken.

  The Underwriter proposes to offer part of the Subordinated Debentures directly to the public at the initial public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of .25% of the principal amount of the Subordinated Debentures. The Underwriter may allow, and such dealers may reallow, a concession not in excess of .15% of the principal amount of the Subordinated Debentures to certain other dealers. After the initial offering of the Subordinated Debentures, the offering price and other selling terms may from time to time be varied by the Underwriter.

  The Company and the Corporation have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

  The Company does not intend to apply for listing of the Subordinated Debentures on a national securities exchange but has been advised by the Underwriter that it presently intends to make a market in the Subordinated Debentures, as permitted by applicable laws and regulations. The Underwriter is not obligated, however, to make a market in the Subordinated Debentures, and any such market making may be discontinued at any time at the sole discretion of the Underwriter. Accordingly, no assurance can be given as to the liquidity of, or trading market for, the Subordinated Debentures.

  In connection with the offering of the Subordinated Debentures, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Subordinated Debentures. Specifically, the Underwriter may overallot in connection with the offering of the Subordinated Debentures, creating a syndicate short position. In addition, the Underwriter may bid for, and purchase, Subordinated Debentures in the open market to cover syndicate shorts or to stabilize the price of the Subordinated Debentures. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Subordinated Debentures in the offering of the Subordinated Debentures, if the syndicate repurchases previously distributed Subordinated Debentures in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Subordinated Debentures above independent market levels. The Underwriter is not required to engage in any of these activities and may end any of them at any time.

  The Underwriter and its affiliates may engage in transactions with and perform services for the Corporation and its subsidiaries in the ordinary course of business.

             VALIDITY OF THE SUBORDINATED DEBENTURES AND GUARANTEES

  The validity of the Subordinated Debentures and related Guarantees will be passed upon for the Company and the Corporation by Carl Krasik, Associate General Counsel and Secretary of the Corporation, One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania 15258, and for the Underwriter by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004. At January 31, 1998, Mr. Krasik owned approximately 500 shares of the Corporation's Common Stock and held options covering an additional 8,250 shares of the Corporation's Common Stock. Sullivan & Cromwell will rely as to all matters of Pennsylvania law upon the opinion of Mr. Krasik. Sullivan & Cromwell from time to time performs legal services for the Corporation.

PROSPECTUS

                           MELLON FINANCIAL COMPANY
            (A WHOLLY OWNED SUBSIDIARY OF MELLON BANK CORPORATION)
                                $1,500,000,000
                                DEBT SECURITIES
  UNCONDITIONALLY GUARANTEED AS TO PAYMENT OF PRINCIPAL, PREMIUM, IF ANY, AND
                             INTEREST, IF ANY, BY
                            MELLON BANK CORPORATION

  Mellon Financial Company (the "Company") may issue from time to time in one or more series up to $1,500,000,000 (or the equivalent thereof in foreign currencies or currency units) aggregate principal amount of its unsecured debt securities consisting of debentures, notes and/or other unsecured evidences of indebtedness (the "Debt Securities"), which may be either senior (the "Senior Securities") or subordinated (the "Subordinated Securities") in priority of payment. All Senior Securities will be unconditionally guaranteed on a senior basis as to payment of principal, premium, if any, and interest, if any, by Mellon Bank Corporation (the "Corporation"). All Subordinated Securities will be unconditionally guaranteed on a subordinated basis as to payment of principal, premium, if any, and interest, if any, by the Corporation. The Debt Securities may be offered as separate series in amounts, at prices and on terms to be determined at the time of sale and to be set forth in supplements to this Prospectus (the "Prospectus Supplement").

  The terms of each series of Debt Securities, including, where applicable, the specific designation, priority, aggregate principal amount, denominations, maturity, premium, if any, rate or rates and time or times of payment of interest, if any, terms for redemption at the option of the Company or the holder, if any, terms for sinking or purchase fund payments, if any, the initial public offering price, the proceeds to the Company, and any other specific terms in connection with the offering and sale of the Debt Securities in respect of which this Prospectus is being delivered, are set forth in the accompanying Prospectus Supplement. The Subordinated Indenture does not provide for any right of acceleration of the payment of principal of the Subordinated Securities upon a default in the payment of principal or interest or in the performance of any covenant or agreement in the Subordinated Securities or the Subordinated Indenture. See "Subordinated Securities--Events of Default and Limited Rights of Acceleration". As used herein, Debt Securities shall include securities denominated in United States dollars or, at the option of the Company if so specified in the Prospectus Supplement, in any other currency or in composite currencies or in amounts determined by reference to an index.

  Debt Securities of a series will be issued in registered form without coupons and may be issued, at the option of the Company, in the form of a certificate in definite form (a "Certificated Security") or in the form of one or more global securities in registered form (each a "Global Security").

  The Debt Securities may be sold by the Company directly to purchasers, through agents designated from time to time, through underwriting syndicates led by one or more managing underwriters or through one or more underwriters acting alone. If the Company, directly or through agents, solicits offers to purchase the Debt Securities, the Company reserves the sole right to accept and, together with its agents, to reject, in whole or in part, any such offer. See "Plan of Distribution."

  If any agent of the Company, or any underwriter, is involved in the sale of the Debt Securities, the name of such agent or underwriter, the principal amount to be purchased by it, any applicable commissions or discounts and the net proceeds to the Company from such sale are set forth in, or may be calculated from, the Prospectus Supplement. The aggregate net proceeds to the Company from the sale of all the Debt Securities will be the public offering or purchase price of the Debt Securities sold less the aggregate of such commissions and discounts and other expenses of issuance and distribution. See "Plan of Distribution" for possible indemnification and contribution arrangements with agents or underwriters.
                                 ------------

  THESE SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMIS-
        SION PASSED UPON THE ACCURACY  OR ADEQUACY OF THIS PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 ------------

 THE  SECURITIES OFFERED HEREBY ARE NOT  SAVINGS OR DEPOSIT ACCOUNTS AND  ARE
   NOT INSURED BY THE BANK  INSURANCE FUND OR SAVINGS ASSOCIATION INSURANCE
     FUND OF THE FEDERAL DEPOSIT INSURANCE CORPORATION.
                                 ------------

  THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF DEBT SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT AND/OR AN ABBREVIATED TERM SHEET UNDER RULE 434 OF THE SECURITIES ACT OF 1933.
                                 ------------

               The date of this Prospectus is September 6, 1995

  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE CORPORATION OR ANY UNDERWRITER OR AGENT. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY DEBT SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THE CORPORATION SINCE SUCH DATE.

                       STATEMENT OF AVAILABLE INFORMATION

  The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, such reports, proxy statements and other information concerning the Corporation can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

  The Company and the Corporation have filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities and the related guarantees. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Corporation and the Debt Securities and related guarantees, reference is made to the Registration Statement, including the exhibits thereto. The Registration Statement may be inspected by anyone without charge at the principal office of the Commission in Washington, D.C., and copies of all or part of it may be obtained from the Commission upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents heretofore filed with the Commission by the Corporation are incorporated in this Prospectus by reference and made a part hereof:

  (1) The Corporation's Annual Report on Form 10-K for the year ended December 31, 1994, filed pursuant to Section 13 of the Exchange Act.

  (2) The Corporation's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995, each filed pursuant to Section 13 of the Exchange Act.

  (3) The Corporation's Current Reports on Form 8-K dated January 13, 1995, April 18, 1995, June 12, 1995, June 14, 1995, and July 18, 1995, each filed pursuant to Section 13 of the Exchange Act.

  Each document or report subsequently filed by the Corporation with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

  The Corporation will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference, other than certain exhibits to such documents. Written requests should be directed to:
Secretary, Mellon Bank Corporation, Room 1820, One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania 15258. Telephone requests may be directed to the Corporation at (412) 234-5222.
                                 ------------

                            MELLON BANK CORPORATION

  The Corporation is a multibank holding company incorporated under the laws of Pennsylvania and registered under the Bank Holding Company Act of 1956, as amended. At December 31, 1994, the Corporation was the twenty-fourth largest bank holding company in the United States in terms of assets. Its principal wholly owned subsidiaries are Mellon Bank, N.A. ("Mellon Bank"), The Boston Company, Inc. ("The Boston Company"), Mellon Bank (DE) National Association, Mellon Bank (MD), Mellon PSFS (NJ) National Association and the companies known as the Mellon Financial Services Corporations. The Corporation also owns a federal savings bank located in New Jersey, Mellon Bank, F.S.B. The Dreyfus Corporation ("Dreyfus"), one of the nation's largest mutual fund companies, is a wholly owned subsidiary of Mellon Bank.

  The Corporation's banking subsidiaries engage in retail banking, commercial banking, trust and investment management services, residential real estate loan financing, mortgage servicing, mutual fund and various securities-related activities. Through various non-bank subsidiaries, the Corporation provides a broad range of bank-related services, including commercial financial services, equipment leasing, commercial loan financing, stock transfer services, cash management and numerous trust and investment management services.

  The Corporation's principal executive office is located at One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania 15258 (telephone (412) 234-
5000).

                            MELLON FINANCIAL COMPANY

  The Company is a wholly owned subsidiary of the Corporation incorporated under the laws of Pennsylvania to function as a financing entity for the Corporation and its subsidiaries and affiliates through the issuance of commercial paper and other debt guaranteed by the Corporation. Financial data for the Company and the Corporation are combined for financial reporting purposes due to the limited function of the Company and the unconditional guarantees of all of the Company's obligations by the Corporation. The registered office of the Company is located at One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania 15258 (telephone (412) 234-5000).

                                USE OF PROCEEDS

  The Company will apply the net proceeds from the sale of the Debt Securities offered hereby to its general funds to be used for its corporate financing purposes, including extensions of credit to the Corporation and to subsidiaries and affiliates of the Corporation, including its bank subsidiaries, which will use the proceeds of such extensions of credit for general corporate purposes, possibly including acquisitions, and repayment at maturity of commercial paper and other outstanding indebtedness. The precise amounts and timing of the application of proceeds will depend upon funding requirements of the Corporation and its subsidiaries and affiliates and the amount of Debt Securities offered from time to time pursuant to this Prospectus. For a more precise description regarding the application of the proceeds, see "Use of Proceeds" in the Prospectus Supplement.

  In view of its anticipated funding requirements, the Company expects that it may, on a recurring basis, engage in additional private or public financings of a character and amount to be determined as the need arises.

                       CERTAIN REGULATORY CONSIDERATIONS

GENERAL

  The Company and the Corporation (together sometimes referred to herein as the "parent Corporation") are legal entities separate and distinct from the Corporation's bank subsidiaries, although the principal source of the parent Corporation's cash revenues are payments of interest and dividends from such subsidiaries. There are various legal and regulatory limitations on the extent to which the Corporation's bank subsidiaries can finance or otherwise supply funds to the Corporation and certain of its other affiliates.

  The prior approval of the Comptroller of the Currency (the "Comptroller") is required if the total of all dividends declared by any such national bank subsidiary in any calendar year exceeds its net profits (as defined by the Comptroller) for that year combined with its retained net profits for the preceding two calendar years. Additionally, national bank subsidiaries may not declare dividends in excess of net profits on hand (as defined), after deducting the amount by which the principal amount of all loans on which interest is past due for a period of six months or more exceeds the reserve for credit losses. Under the first and currently more restrictive of the foregoing dividend limitations, the Corporation's national bank subsidiaries can, without prior regulatory approval, declare dividends for the remainder of 1995 subsequent to June 30, 1995 of up to approximately $490 million of their retained earnings of approximately $2.103 billion at June 30, 1995, less any dividends declared and plus or minus net profits or losses, as defined, between July 1, 1995, and the date of any such dividend declaration. The payment of dividends is also limited by minimum capital requirements imposed on all national bank subsidiaries by the Comptroller. The Corporation's national bank subsidiaries exceed these minimum requirements. The national bank subsidiaries declared dividends to the parent Corporation of $201 million in the first six months of 1995, $366 million in 1994, $185 million in 1993 and $154 million in 1992. Dividends paid to the parent Corporation by non-bank subsidiaries totaled $13 million in the first six months of 1995, $122 million in 1994, $116 million in 1993 and $26 million in 1992. In addition, Mellon Bank returned $300 million of paid-in surplus to the parent Corporation in the second quarter of 1995, and The Boston Company returned $100 million and $300 million of capital to the parent Corporation in 1994 and 1993, respectively.

  The Federal Reserve Board and the Comptroller also have issued guidelines that require bank holding companies and national banks to continuously evaluate the level of cash dividends in relation to the organization's operating income, capital needs, asset quality and overall financial condition. The Comptroller also has authority under the Financial Institutions Supervisory Act to prohibit national banks from engaging in any activity which, in the Comptroller's opinion, constitutes an unsafe or unsound practice in conducting their businesses. The payment of a dividend by a bank could, depending upon the financial condition of such bank and other factors, be construed by the Comptroller to be such an unsafe or unsound practice. The Comptroller has stated that a dividend by a national bank should bear a direct correlation to the level of the bank's current and expected earnings stream, the bank's need to maintain an adequate capital base and the marketplace's perception of the bank and should not be governed by the financing needs of the bank's parent corporation. As a result, notwithstanding the level of dividends that could be declared without regulatory approval by the Corporation's national bank subsidiaries as set forth in the preceding paragraph, the level of dividends from such bank subsidiaries to the Corporation in 1995 generally is not expected to exceed the earnings for those subsidiaries. If the ability of such subsidiaries to pay dividends to the Corporation were to become restricted, the Corporation would need to rely on alternative means of raising funds to satisfy its cash requirements, which might include, but would not be restricted to, non-bank subsidiary dividends, asset sales or other capital market transactions.

  The Financial Institutions Reform, Recovery and Enforcement Act of 1989 contains a "cross-guarantee" provision that could result in any insured depository institution owned by the Corporation (i.e., any bank subsidiary) being assessed for losses incurred by the Federal Deposit Insurance Corporation (the "FDIC") in connection with assistance provided to, or the failure of, any other depository institution owned by the Corporation. Under Federal Reserve Board policy, the Corporation may be expected to act as a source of financial strength to each of its bank subsidiaries and to commit resources to support each such bank in circumstances where such bank might not be in a financial position to do so.

FDICIA

  The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Act and made revisions to several other federal banking statutes. Among other things, FDICIA requires the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers:
"well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized."

  Rules adopted by the federal banking agencies under FDICIA provide that an institution is deemed to be: "well capitalized" if the institution has a total (Tier I plus Tier II) risk-based capital ratio of 10.0% or greater, a Tier I risk-based ratio of 6.0% or greater, and a leverage ratio of 5.0% or greater, and the institution is not subject to an order, written agreement, capital directive, or prompt corrective action directive to meet and maintain a specific level for any capital measure; "adequately capitalized" if the institution has a total risk-based capital ratio of 8.0% or greater, a Tier I risk-based capital ratio of 4.0% or greater, and a leverage ratio of 4.0% or greater (or a leverage ratio of 3.0% or greater if the institution is rated composite 1 in its most recent report of examination, subject to appropriate federal banking agency guidelines), and the institution does not meet the definition of a well-capitalized institution; "undercapitalized" if the institution has a total risk-based capital ratio that is less than 8.0%, a Tier I risk-based capital ratio that is less than 4.0% or a leverage ratio that is less than 4.0% (or a leverage ratio that is less than 3.0% if the institution is rated composite 1 in its most recent report of examination, subject to appropriate federal banking agency guidelines) and the institution does not meet the definition of a significantly undercapitalized or critically undercapitalized institution; "significantly undercapitalized" if the institution has a total risk-based capital ratio that is less than 6.0%, a Tier I risk-based capital ratio that is less than 3.0%, or a leverage ratio that is less than 3.0% and the institution does not meet the definition of a critically undercapitalized institution; and "critically undercapitalized" if the institution has a ratio of tangible equity to total assets that is equal to or less than 2.0%. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the capital category in which an institution is classified.

  At June 30, 1995, all of the Corporation's banking subsidiaries qualified as well capitalized based on the ratios and guidelines noted above. A bank's capital category, however, is determined solely for the purpose of applying the prompt corrective action rules and may not constitute an accurate representation of the bank's overall financial condition or prospects.

  The appropriate federal banking agency may, under certain circumstances, reclassify a well capitalized insured depository institution as adequately capitalized. The appropriate agency is also permitted to require an adequately capitalized or undercapitalized institution to comply with the supervisory provisions as if the institution were in the next lower category (but not treat a significantly undercapitalized institution as critically undercapitalized) based on supervisory information other than the capital levels of the institution.

  The statute provides that an institution may be reclassified if the appropriate federal banking agency determines (after notice and opportunity for hearing) that the institution is in an unsafe or unsound condition or deems the institution to be engaging in an unsafe or unsound practice.

  FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to growth limitations and are required to submit a capital restoration plan. The federal banking agencies may not accept a capital restoration plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of (i) an amount equal to 5.0% of the depository institution's total assets at the time it became undercapitalized, and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

  Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized institutions are subject to the appointment of a receiver or conservator.

  FDICIA also contains a variety of other provisions that may affect the operation of the Corporation, including new reporting requirements, regulatory standards for real estate lending, "truth in savings" provisions, and the requirement that a depository institution give 90 days prior notice to customers and regulatory authorities before closing any branch.

CAPITAL

  The risk-based capital guidelines for bank holding companies and banks adopted by the federal banking agencies were fully phased in at the end of 1992. The minimum ratio of qualifying total capital to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) under the fully phased in guidelines is 8.0%. At least half of the total capital is to be comprised of common stock, retained earnings, noncumulative perpetual preferred stocks, minority interests and, for bank holding companies, a limited amount of qualifying cumulative perpetual preferred stock, less goodwill and certain other intangibles ("Tier I capital"). The remainder ("Tier II capital") may consist of other preferred stock, certain other instruments, and limited amounts of subordinated debt and the reserve for credit losses.

  In addition, the federal banking agencies have established minimum leverage ratio (Tier I capital to total average assets less goodwill and certain other intangibles) guidelines for bank holding companies and banks. These guidelines provide for a minimum leverage ratio of 3.0% for bank holding companies and banks that meet certain specified criteria, including that they have the highest regulatory rating. All other banking organizations will be required to maintain a leverage ratio of 3.0% plus an additional cushion of at least 100 to 200 basis points. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve Board will continue to consider a "tangible Tier I leverage ratio" in evaluating proposals for expansion of new activities. The tangible Tier I leverage ratio is the ratio of Tier I capital, less intangibles not deducted from Tier I capital, to total assets, less all intangibles. Neither the Corporation nor any of its banking subsidiaries has been advised of any specific minimum leverage ratio applicable to it.

  The federal banking agencies have revised their risk-based capital standards to ensure that such standards take adequate account of concentrations of credit risk and the risks of nontraditional activities. Institutions with high or moderate levels of risks are expected to operate above minimum capital standards.

  In November 1994, the federal banking agencies announced that they determined not to adopt a proposed rule to amend regulatory capital regulations to incorporate the recent change in generally accepted accounting principles made by Statement of Financial Accounting Standards No. 115, which requires that unrealized gains and losses, net of the related tax effect, on securities classified as available for sale be reported as a separate component of stockholders' equity.

  The federal banking agencies have adopted rules to incorporate an interest rate risk component into their risk-based capital standards.

  Certain consolidated ratios of the Corporation are included herein under "Mellon Bank Corporation--Consolidated Summary Financial Data."

FDIC INSURANCE ASSESSMENTS

  Substantially all of the deposits of the banking subsidiaries of the Corporation are insured up to applicable limits by the Bank Insurance Fund ("BIF") of the FDIC and are subject to deposit insurance assessments to maintain the BIF. The FDIC has adopted a risk-based assessment system to replace the previous flat-rate system. The risk-based system imposes insurance premiums based upon a matrix that takes into account a bank's capital level and supervisory rating. In August 1995, the FDIC approved a reduction in the assessment rates imposed on banks for BIF deposit insurance. As a result of such reduction, such rates now range from 4 cents for each $100 of domestic deposits for the healthiest institutions to 31 cents for each $100 of domestic deposits for the weakest institutions.

INTERSTATE BANKING AND BRANCHING LEGISLATION

  On September 29, 1994, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") was enacted into Federal law. Under the Interstate Act, commencing on September 29, 1995, bank holding companies will be permitted to acquire banks located in any state regardless of the state law in effect at the time. The Interstate Act also provides for the nationwide interstate branching of banks. Under the Interstate Act, both national and state-chartered banks will be permitted to merge across state lines (and thereby create interstate branches) commencing June 1, 1997. States are permitted to "opt-out" of the interstate branching authority by taking action prior to the commencement date. States may also "opt-in" early (i.e., prior to June 1, 1997) to the interstate branching provisions.

          MELLON BANK CORPORATION CONSOLIDATED SUMMARY FINANCIAL DATA

  This summary is qualified in its entirety by the detailed information and financial statements included in the documents incorporated herein by reference. See "Incorporation of Certain Documents by Reference."

                                                                YEAR ENDED DECEMBER 31,
                                                        -------------------------------------------
                                                         1994     1993     1992     1991     1990
(DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)  -------  -------  -------  -------  -------
Consolidated Statement of Operations Data:
 Net interest revenue..........................         $ 1,508  $ 1,329  $ 1,182  $ 1,012  $   912
 Provision for credit losses...................              70      125      185      250      315
 Net interest revenue after provision for
  losses.......................................           1,438    1,204      997      762      597
 Fee revenue...................................           1,652    1,538    1,154    1,007      933
 Gains (losses) on sale of securities..........              (5)     100      129       81       28
 Gain on sale of consumer finance subsidiary...              --       --       --       --       74
 Operating expense.............................           2,374    2,084    1,648    1,440    1,355
 Provision for income taxes....................             278      298      104       62       41
                                                        -------  -------  -------  -------  -------
 Net income....................................         $   433  $   460  $   528  $   348  $   236
 Net income applicable to common stock.........             358      397      477      299      186
Consolidated Per Common Share Data:
 Primary net income............................         $  2.42  $  2.73  $  3.56  $  2.39  $  1.57
 Dividends.....................................            1.57     1.01     0.93     0.93     0.93
 Book value at period-end......................           25.06    24.28    21.37    18.44    16.60
 Average common shares and equivalents
  outstanding (in thousands)...................         149,069  147,083  134,858  126,554  120,981
Results Excluding Certain Items(A):
 Net income....................................         $   652  $   519  $   398  $   259  $   182
 Net income per common share...................            4.00     3.14     2.60     1.69     1.12
 Return on average common shareholders' equity.           16.02%   13.71%   13.13%    8.97%    5.85%
 Return on average assets......................            1.71     1.46     1.29     0.87     0.59
Consolidated Balance Sheet--Average
Balances(B):
 Money market investments......................         $ 1,656  $ 3,821  $ 1,905  $ 1,566  $ 2,927
 Securities....................................           5,149    4,804    6,500    5,778    5,238
 Loans.........................................          25,097   21,763   18,235   18,514   18,845
 Total interest-earning assets.................          32,282   30,657   26,948   26,167   27,288
 Total assets..................................          38,106   35,635   30,758   29,878   31,078
 Deposits......................................          27,248   26,541   22,684   21,438   22,084
 Notes and debentures (with original maturities
  over one year)...............................           1,768    1,991    1,365    1,448    1,722
 Redeemable preferred stock....................              --       --       --       51       94
 Common shareholders' equity...................           3,691    3,323    2,603    2,190    2,042
 Total shareholders' equity....................           4,277    3,964    3,112    2,614    2,437
Consolidated Percentages:
 Return on average common shareholders'
  equity(B)....................................            9.79%   12.08%   18.45%   13.78%    9.30%
 Return on average assets(B)...................            1.14     1.29     1.72     1.16     0.76
 Net interest margin(B):
  Taxable equivalent basis(C)..................            4.71     4.39     4.46     3.99     3.49
  Without taxable equivalent increments........            4.67     4.34     4.39     3.86     3.34
 Dividends per common share as a percentage of
  primary net income per common share..........           54.66    31.28    21.11    29.52    43.95
Capital Ratios:
 Common shareholders' equity to assets(D)......            9.54%    9.57%    8.85%    7.91%    6.67%
 Average common shareholders' equity to average
  assets.......................................            9.68     9.32     8.46     7.33     6.57
 Tier I capital ratio(D).......................            9.48     9.70    10.20     9.05     7.42
 Total (Tier I plus Tier II) capital ratio(D)..           12.90    13.22    13.83    13.16    11.28
 Leverage capital ratio(D).....................            8.67     9.00     9.45     8.62     6.91

                                                                YEAR ENDED DECEMBER 31,
                                                        -------------------------------------------
                                                         1994     1993     1992     1991     1990
(DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)  -------  -------  -------  -------  -------
Asset Quality Ratios(e):
 Reserve for credit losses as a
  percentage of:
  Total loans(D)......................                     2.27%    2.45%    2.54%    3.12%    2.80%
  Nonperforming loans(D)..............                      403      297      152      113      100
 Net credit losses as a percentage of
  average loans.......................                     0.27     0.64     1.52     1.24     2.15
 Total nonperforming assets as a
  percentage of total loans and net
  acquired property(D)................                     0.89     1.39     2.94     4.78     4.11
 Ratio of Earnings to Fixed Charges:
  Mellon Bank Corporation (parent
  Corporation)(F).....................                     5.56     3.03     2.73     2.42     1.75(H)
 Mellon Bank Corporation and its
  Subsidiaries:(G)
  Excluding interest on deposits......                     3.35     4.17     3.62     2.15     1.41(H)
  Including interest on deposits......                     1.84     2.09     1.72     1.30     1.11(H)

--------

 Note: The August 1994 merger with Dreyfus was accounted for as a pooling of interests. Therefore, all amounts, except for dividends per share, prior to August 1994 have been restated to reflect the merger. Per share amounts have also been restated to reflect the three-for-two common stock split that occurred in November 1994. The comparability of the information set forth above and on the prior page has been affected by the Corporation's December 1993 acquisition of AFCO Credit Corporation and CAFO, Inc., the May 1993 acquisition of The Boston Company, the December 1992 acquisition of certain assets and deposit liabilities of Meritor Savings Bank ("Meritor"), the December 1991 acquisition of United Penn Bank and by the May 1990 acquisition of 54 branch offices of PSFS from Meritor. These are described in detail in the Corporation's Annual Reports on Form 10-K for the years ended December 31, 1990 through 1994.

Footnotes on following page.

(A) Results for 1994 exclude a $130 million after tax securities lending charge, $79 million after tax of Dreyfus merger-related expenses, $10 million after tax of one-time losses on the disposition of securities available for sale previously owned by Dreyfus and $16 million of preferred stock dividends recorded in connection with the redemption of the Series H preferred stock. Results for 1993 exclude $112 million after tax of merger expenses and $53 million after tax of gains on the sale of securities related to the acquisition of The Boston Company. Results for periods prior to 1993 were calculated by applying a normalized effective tax rate of approximately 38% to pretax income. The unrecorded tax benefit that existed at the beginning of the periods, prior to 1993, was included in the determination of the return on common shareholders' equity.

(B) Computed on a daily average basis.

(C) Calculated on a taxable equivalent basis, at tax rates approximating 35% for 1994 and 1993 and 34% in all other years presented. Loan fees, nonaccrual loans and the related effect on income have been included in the calculation of the net interest margin.

(D) Period-end ratio.

(E) Segregated assets acquired in the 1992 Meritor acquisition are not reported as loans and therefore are not included in nonperforming loans. The reserve for segregated assets is not included in the reserve for credit losses.

(F) The parent Corporation ratios include the accounts of the Corporation and the Company, a wholly owned subsidiary of the Corporation that functions as a financing entity for the Corporation and its subsidiaries by issuing commercial paper and other debt guaranteed by the Corporation. For purposes of computing these ratios, earnings represent parent Corporation income before income taxes, and before equity in undistributed net income (loss) of subsidiaries, plus the fixed charges of the parent Corporation. Fixed charges represent interest expense, one-third (the proportion deemed representative of the interest factor) of rental expense net of income from subleases, and amortization of debt issuance costs. Because these ratios exclude from earnings the equity in undistributed net income (loss) of subsidiaries, these ratios vary with the payment of dividends by such subsidiaries.

(G) For purposes of computing these ratios, earnings represent consolidated income before income taxes plus consolidated fixed charges. Fixed charges, excluding interest on deposits, include interest expense (other than on deposits), one-third (the proportion deemed representative of the interest factor) of rental expense net of income from subleases, and amortization of debt issuance costs. Fixed charges, including interest on deposits, include all interest expense, one-third (the proportion deemed representative of the interest factor) of rental expense net of income from subleases, and amortization of debt issuance costs.

(H) Excludes the $74 million gain on the sale of the Corporation's consumer finance subsidiary. Including this gain, the ratio of earnings to fixed charges would have been 2.25 for the parent Corporation. Including this gain, the ratio of earnings to fixed charges would have been 1.56 excluding interest on deposits, and 1.15 including interest on deposits for the Corporation and its subsidiaries.

                 DESCRIPTION OF DEBT SECURITIES AND GUARANTEES

  The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities and the guarantees thereof by the Corporation (the "Guarantees") to which any Prospectus Supplement may relate (the "Offered Debt Securities"). The particular terms of the Offered Debt Securities and the extent, if any, to which such general provisions may apply to the Debt Securities and the Guarantees so offered will be described in the Prospectus Supplement relating to such Offered Debt Securities. Except where specifically noted, the following description applies to both Senior Securities and Subordinated Securities.

DEBT SECURITIES

  The Debt Securities will be unsecured obligations of the Company and are not insured by the Savings Association Insurance Fund or the Bank Insurance Fund of the Federal Deposit Insurance Corporation.

  The Debt Securities will constitute either senior debt of the Company (the "Senior Securities") or subordinated debt of the Company (the "Subordinated Securities"). The Senior Securities will be issued under an Indenture dated as of May 2, 1988, as supplemented by the First Supplemental Indenture, dated as of November 29, 1990 (the "Senior Indenture"), among the Company, the Corporation and The Chase Manhattan Bank (National Association), as Trustee ("Chase"). The Subordinated Securities will be issued under an Indenture, dated as of August 25, 1995 (the "Subordinated Indenture"), among the Company, the Corporation and First Interstate Bank of California, as Trustee ("First Interstate"). The Senior Indenture and the Subordinated Indenture are collectively referred to herein as the "Indentures." References to the "Trustee" shall mean Chase or First Interstate, as applicable.

  The statements which follow under this caption are brief summaries of certain provisions contained in the Indentures, do not purport to be complete and are qualified in their entirety by reference to all the provisions of the applicable Indenture, copies of which have been filed with the Commission as exhibits to the Registration Statement or incorporated by reference therein. Whenever defined terms are used but not defined herein, such terms shall have the meanings ascribed to them in the applicable Indenture, it being intended that such defined terms shall be incorporated herein by reference. References to Sections are references to Sections in the applicable Indenture or, where appropriate, to both Indentures.

  Neither Indenture limits the aggregate principal amount of Debt Securities which may be issued thereunder and each Indenture provides that Debt Securities of any series may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company. Neither the Indentures nor the Debt Securities will limit or otherwise restrict the amount of other indebtedness which may be incurred or the other securities which may be issued by the Company or any of its affiliates.

  Reference is made to the Prospectus Supplement for a description of the following terms, where applicable, of each series of the Offered Debt Securities in respect of which this Prospectus is being delivered: (1) the title of the Offered Debt Securities; (2) any limit upon the aggregate principal amount or aggregate initial public offering price of the Offered Debt Securities; (3) the Person to whom any interest on an Offered Debt Security shall be payable, if other than the Person in whose name the Offered Debt Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest; (4) the date or dates on which the principal of the Offered Debt Securities is payable; (5) the rate or rates at which the Offered Debt Securities shall bear interest, if any, or the Floating or Adjustable Rate Provision pursuant to which such rates are determined, the date or dates from which such interest shall accrue, the Interest Payment Dates on which such interest shall be payable and the Regular Record Date for the interest payable on any Interest Payment Date; (6) the place or places where the principal of (and premium, if any) and interest on, or the principal (and premium, if any) only of, Offered Debt Securities shall be payable; (7) the period or periods within which, the price or prices at which and the terms and conditions upon which Offered Debt Securities may be redeemed, in whole or in part, at the option of the Company; (8) the obligation, if any, of the Company to redeem or purchase Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which Offered Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligations; (9) if other than denominations of $100,000 and any integral multiple of $1,000 in excess thereof, the denominations in which Offered Debt Securities shall be issuable; (10) any other Event or Events of Default applicable with respect to Offered Debt Securities in addition to those provided in Section 601 of the applicable Indenture; (11) if other than the principal amount thereof, the portion of the principal amount of Offered Debt Securities which shall be payable upon declaration of acceleration of the Maturity thereof; (12) any other covenant or warranty included for the benefit of Offered Debt Securities in addition to (and not inconsistent with) those included in the applicable Indenture for the benefit of all Debt Securities; (13) whether the Offered Debt Securities shall be Certificated Securities or shall be issued in whole or in part in the form of one or more Global Securities and, in such case, the Depositary for such Global Security or Securities; (14) the currency or currencies, including composite currencies, in which payment of the principal of and any premium and interest on the Offered Debt Securities shall be payable if other than the currency of the United States of America; (15) if the amount of payments of principal of and any premium or interest on the Offered Debt Securities may be determined with reference to an index, the manner in which such amounts shall be determined; (16) if the principal of (and premium, if any) or interest on the Offered Debt Securities are to be payable, at the election of the Company or a Holder thereof, in a coin or currency other than that in which the Offered Debt Securities are stated to be payable, the coin or currency in which payment of the principal of (and premium, if any) or interest on Offered Debt Securities as to which such election is made shall be payable, the period or periods within which, and the terms and conditions upon which, such election may be made; (17) whether the Offered Debt Securities are Senior Securities or Subordinated Securities; (18) the price or prices (which may be expressed as a percentage of the aggregate principal amount thereof) at which the Offered Debt Securities will be issued; (19) any other terms of the Offered Debt Securities (which terms shall not be inconsistent with the provisions of the applicable Indenture). (Section 301)

  If any of the Offered Debt Securities are sold for one or more foreign currencies or foreign currency units or if the principal or premium, if any, or interest, if any, on any series of Offered Debt Securities is payable in one or more foreign currencies or foreign currency units, the restrictions, elections, tax consequences, specific terms and other information with respect to such issue of Offered Debt Securities and such currencies or currency units will be set forth in the Prospectus Supplement relating thereto.

  Debt Securities may be issued as Original Issue Discount Securities (bearing no interest or interest at a rate which at the time of issuance is below market rates), to be sold at a substantial discount below the stated principal amount thereof due at the Stated Maturity of such Original Issue Discount Securities. In the event of an acceleration of the Maturity of any Original Issue Discount Security, the amount payable to the holder of such Original Issue Discount Security upon such acceleration will be determined in accordance with the applicable Prospectus Supplement, the terms of such security and the applicable Indenture, but will be an amount less than the amount payable at the Maturity of the principal of such Original Issue Discount Security. (Section 101) Special Federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto.

GUARANTEES

  The Corporation will unconditionally guarantee the due and punctual payment of the principal of, and premium, if any, and interest, if any, and sinking fund payments, if any, on the Debt Securities, when and as the same shall become due and payable, whether at maturity, by acceleration or redemption or otherwise. The Guarantees of the Senior Securities rank pari passu with all other general credit obligations of the Corporation. The Guarantees of the Subordinated Securities are subordinate in right of payment to all Senior Indebtedness of the Corporation. (Section 401)

  Because the Corporation is a holding company, the rights of its creditors, including the Holders of the Debt Securities in the event the Guarantees are enforced, to share in the distribution of the assets of any subsidiary upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors (including in the case of the Corporation's bank subsidiaries, their depositors), except to the extent that the Corporation may itself be a creditor with recognized claims against the subsidiary. In addition, there are certain regulatory limitations on the payment of dividends and on loans and other transfers of funds to the Corporation by its bank subsidiaries. See "Certain Regulatory Considerations."

REGISTRATION AND TRANSFER

  Unless otherwise indicated in the Prospectus Supplement relating thereto, the Offered Debt Securities will be issued only in fully registered form without coupons in denominations of U.S. $100,000 and any integral multiple of $1,000 in excess thereof, or in the case of foreign currency notes, in the denominations indicated in the applicable Prospectus Supplement, and no service charge will be made for any transfer or exchange of such Offered Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 302 and 305)

  Certificated Securities may be presented for transfer (with the form of transfer endorsed thereon duly executed) or exchange for other Debt Securities of the same series at the office of the Security Registrar specified according to the terms of the applicable Indenture. (Section 305) The Company has agreed in each of the Indentures that, with respect to Debt Securities having The City of New York as a place of payment, the Company will appoint an office or agency located in The City of New York where Debt Securities of that series may be surrendered for such transfer or exchange. (Section 1102) Such transfer or exchange shall be made without service charge, but the Company may require payment of any taxes or other governmental charges as described in the applicable Indenture.

GLOBAL SECURITIES

  Debt Securities of like tenor and having the same date of issue may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating thereto. Global Securities will be issued in registered form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any such nominee to a successor Depositary or any nominee of such successor.

  The specific terms of the depositary arrangement with respect to any offered Debt Securities will be described in the Prospectus Supplement relating thereto. The Company anticipates that the following provisions will generally apply to depositary arrangements.

  Upon the issuance of a Global Security, the Depositary for such Global Security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary ("participants"). Such accounts will be designated by the underwriters or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to participants of the applicable Depositary or persons that may hold interests through such participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

  So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of the Debt Securities represented by such Global Security for all purposes under the Indenture governing such Debt Securities. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities in definitive form and will not be considered the owners or Holders thereof under the Indenture governing such Debt Securities. Accordingly, each person owning a beneficial interest in the Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Indenture provides that the Depositary may grant proxies and otherwise authorize participants to take any action which a Holder is entitled to take under the Indenture. The Company understands that under existing industry practice, in the event that the Company requests any action of Holders or a beneficial owner desires to take any action a Holder is entitled to take, the Depositary would authorize the participants to take such action and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  Payments of principal of, premium, if any, and interest, if any, on individual Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. None of the Company, the Corporation, the Trustee for such Debt Securities, any Paying Agent, the Security Registrar for such Debt Securities or any agent for such persons will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company and the Corporation expect that the Depositary for Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a Global Security representing any of such Debt Securities immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Debt Securities as shown on the records of such Depositary or its nominee. The Company and the Corporation also expect that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such participants.

  If (i) the Depositary for any series of Offered Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within

90 days or (ii) an Event of Default shall occur and be continuing with respect to such series, the Company will issue individual Debt Securities of such series in definitive form in exchange for the Global Security representing such Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Offered Debt Securities, determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue individual Debt Securities of such series in definitive form in exchange for the Global Security or Securities representing such series of Debt Securities. (Section 305) Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company, the applicable Trustee and the Depositary for such Global Security, receive Debt Securities of such series in definitive form in exchange for such beneficial interest, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name. Debt Securities of such series so issued in definitive form will be issued in denominations, unless otherwise specified by the Company, of $100,000 and any integral multiple of $1,000 in excess thereof, or, in the case of foreign currency notes, in the denominations indicated in the applicable Prospectus Supplement.

PAYMENT AND PAYING AGENTS

  Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal of, premium, if any, and interest, if any, on Offered Debt Securities will be made at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made (i) by check mailed to the address of the person entitled thereto as such address shall appear in the applicable Security Register or (ii) by wire transfer to an account maintained by the person entitled thereto as specified in the applicable Security Register. (Section 1102) Unless otherwise indicated in an applicable Prospectus Supplement, payment of any instalment of interest on Debt Securities will be made to the person in whose name such Debt Security is registered at the close of business on the Regular Record Date for such payment. (Section 307)

CONSOLIDATION, MERGER OR SALE OF ASSETS

  Each Indenture provides that each of the Company and the Corporation may, without the consent of the holders of any of the Debt Securities outstanding under the applicable Indenture, consolidate with, merge into or transfer its assets substantially as an entirety to any person, provided that (i) any such successor assumes the Company's or the Corporation's obligations on the applicable Debt Securities and under the applicable Indenture, (ii) after giving effect thereto, no Event of Default (as defined in the Senior Indenture) in the case of the Senior Securities, or Event of Default or Default (each as defined in the Subordinated Indenture) in the case of the Subordinated Securities, shall have happened and be continuing and (iii) certain other conditions under the applicable Indenture are met. (Sections 901 and 903)

MODIFICATION AND WAIVER

  Modifications and amendments of each Indenture may be made by the Company, the Corporation and the applicable Trustee with the consent of the Holders of 66 2/3% in principal amount of the Outstanding Debt Securities of each series affected thereby; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (1) change the Stated Maturity of the principal of, or any instalment of principal of or interest on, any Debt Security; (2) reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof; (3) reduce the amount of the Principal of an

Original Issue Discount Security that would be due and payable upon acceleration of the Maturity thereof; (4) change any Place of Payment where, or the coin or currency in which, the principal of any Debt Security or any premium, or interest thereon is payable; (5) impair the right to institute suit for the enforcement of any such payment on or with respect to a Debt Security;
(6) in the case of Subordinated Securities, modify the provisions of the Subordinated Indenture with respect to the subordination of such Debt Securities and the Guarantees thereof in a manner adverse to the Holders thereof; (7) reduce the percentage in principal amount of the Outstanding Debt Securities of any series, the consent of whose Holders is required for any such modification or amendment or for waiver of certain defaults; (8) change certain provisions relating to modification of the terms of each Indenture and waiver of defaults thereunder; or (9) modify or affect in any manner adverse to the Holders the terms and conditions of the Guarantees. (Section 1002)

  Each Indenture provides that the Holders of 66 2/3% in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company or the Corporation with certain restrictive provisions of such Indenture. (Section 1108) Also, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive any past default under the Indenture with respect to that series, except a default (i) in the payment of the principal of, or premium, if any, or interest, if any, on any Debt Security of that series or (ii) in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of that series affected. (Section 613)

EVENTS OF DEFAULT

  If an Event of Default with respect to Debt Securities of any series at the time Outstanding shall occur and be continuing, then and in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare to be due and payable immediately by a notice in writing to the Company and to the Corporation (and to the Trustee if given by Holders) the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of that series. However, at any time after such a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the Holders of a majority in principal amount of Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, and, in the case of Subordinated Securities, all Defaults, with respect to Debt Securities of that series have been cured or waived as provided in the applicable Indenture. (Section 602) For information as to waiver of defaults, see "Modification and Waiver." The term "Event of Default" is defined differently in the Senior Indenture than in the Subordinated Indenture. (Section 601) For information as to what constitutes Events of Default, see "Senior Securities--Events of Default" and "Subordinated Securities--Events of Default and Limited Rights of Acceleration."

  Reference is made to the Prospectus Supplement relating to each series of Debt Securities which are Original Issue Discount Securities for the particular provisions relating to acceleration of the Maturity of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

  Each Indenture provides that the Trustee thereunder will be under no obligation, subject to the duty of the Trustee during a default to act with the required standard of care, to exercise any of its rights or powers under such Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 703) Subject to such provisions for indemnification of the Trustee, the Holders of a majority in principal amount of the

Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 612)

  No Holder of any Debt Security of any series will have the right to institute any proceeding with respect to the applicable Indenture or for any remedy thereunder unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default or, in the case of Subordinated Securities, a Default, with respect to Debt Securities of that series and unless also the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and the Trustee shall not have received from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 607) However, the Holders of any Debt Security will have an absolute right to receive payment of the principal of, and premium, if any, and interest, if any, on such Debt Security on or after the due dates expressed in such Debt Security and to institute suit for the enforcement of any such payment. (Section 608)

  The Company and the Corporation are required to file annually with each Trustee a written statement of officers as to performance or fulfillment of certain of their obligations under each Indenture and as to the existence or non-existence of defaults under each Indenture or the Debt Securities issued thereunder. (Sections 1105 and 1106)

                               SENIOR SECURITIES

PRIORITY

  The Senior Securities will rank pari passu with all outstanding senior indebtedness of the Company. The Guarantees of the Senior Securities will rank pari passu with all outstanding senior indebtedness of the Corporation.

LIMITATION UPON DISPOSITION OF VOTING STOCK AND CERTAIN TRANSACTIONS

  The Senior Indenture contains a covenant by the Corporation that, so long as any of the Senior Securities are outstanding, it will not sell, assign, transfer, grant a security interest in or otherwise dispose of any shares of, or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, Voting Stock of the Bank or the Company, nor will it permit the Bank or the Company to issue, except to the Corporation and except for directors' qualifying shares, any shares of, or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, Voting Stock of the Bank or the Company, unless, in the case of Voting Stock of the Bank (i) any such sale, assignment, transfer, grant of a security interest or other disposition by the Corporation, or any such issuance by the Bank, is made for fair market value, and (ii) the Corporation will own at least 80% of the issued and outstanding Voting Stock of the Bank free and clear of any security interest after giving effect to such transaction. The covenant also provides that so long as any of the Senior Securities are outstanding, but subject to the provisions of Article Nine (Consolidation, Merger and Sale), the Corporation will not permit the Bank or the Company (a) to merge or consolidate with another corporation or (b) to sell, assign, transfer, grant a security interest in or otherwise dispose of ("Transfer") or lease all or substantially all of the assets of the Bank or the Company unless, in the case of the Bank,
(i) any such Transfer or lease by the Bank or any such merger or consolidation with the Bank is made for fair market value (provided, however, that satisfaction of this fair market value provision will not be required in the event the Transfer, lease, merger or consolidation is to or with a corporation at least 80% of the issued and outstanding Voting Stock of which is owned, directly or indirectly, by the Corporation), and (ii) after giving effect to such transaction, the Corporation will own, directly or indirectly, at least 80% of the issued and outstanding shares of Voting Stock of the Bank free and clear of any security interest. As used in this paragraph, the terms "the Bank" and "the Company" include any successor corporation. (Section 1107)

  Unless otherwise indicated in the applicable Pricing Supplement, neither the Senior Indenture nor the Senior Securities contains covenants specifically designed to protect Holders in the event of a highly leveraged transaction involving the Company, the Corporation or the Bank.

EVENTS OF DEFAULT

  The following will be Events of Default under the Senior Indenture with respect to Senior Securities of any series: (1) failure to pay any interest on any Senior Security of that series when due, continued for 30 days; (2) failure to pay principal of, or premium, if any, on any Senior Security of that series when due; (3) failure to deposit any sinking fund payment, when due, in respect of any Senior Security of that series; (4) failure to perform or breach of any other covenant of the Company or the Corporation in the Senior Indenture (other than a covenant included in the Senior Indenture solely for the benefit of a series of Senior Securities other than that series), continued for 60 days after written notice; (5) certain events of bankruptcy, insolvency or reorganization of the Company, the Corporation or the Bank; and (6) any other Event of Default provided in the applicable Prospectus Supplement with respect to Senior Securities of that series. (Section 601)

REGARDING CHASE

  The Corporation's bank subsidiaries maintain deposit accounts and conduct other banking transactions with Chase in the ordinary course of their banking businesses. Chase is the Agent Bank and a participant in the $300 million revolving credit facility created to provide back-up support for the Corporation's commercial paper borrowings.

                            SUBORDINATED SECURITIES

SUBORDINATION

  The Subordinated Securities will be subordinate in right of payment to all Senior Indebtedness of the Company. The Guarantees of the Subordinated Securities will be subordinate in right of payment to all Senior Indebtedness of the Corporation.

  Upon any distribution of assets of the Company and/or the Corporation upon dissolution, winding up, liquidation or reorganization of the Company or the Corporation, as the case may be, the payment of the principal of, premium, if any, and interest, if any, on the Subordinated Securities, in the case of the Company, and on the Guarantees thereof, in the case of the Corporation, is to be subordinated in right of payment to the extent provided in the Subordinated Indenture to the prior payment in full of all Senior Indebtedness of the Company or the Corporation, as the case may be. In addition, no payment may be made of the principal of, premium, if any, and interest on the Subordinated Securities or the Guarantees thereof, or in respect of any redemption, retirement, purchase or other acquisition thereof, at any time when there is a default in the payment of the principal of, premium, if any, interest, if any, on or otherwise in respect of any Senior Indebtedness of the Company or the Corporation, as the case may be. (Section 1401, Section 1402) Except as described above, the obligation of the Company and the Corporation to make payment of the principal of, premium, if any, and interest, if any, on the Subordinated Securities or on the Guarantees thereof, as the case may be, will not be affected. By reason of such subordination, in the event of a distribution of assets upon any dissolution, winding up, liquidation or reorganization of the Company and/or the Corporation, Holders of Senior Indebtedness of the Company or the Corporation may recover more, ratably, than Holders of the Subordinated Securities. Subject to payment in full of all Senior Indebtedness of the Company, the rights of the

Holders of Subordinated Securities will be subrogated to the rights of the Holders of Senior Indebtedness of the Company to receive payments or distribution of cash, property or securities of the Company applicable to Senior Indebtedness of the Company. Subject to payment in full of all Senior Indebtedness of the Corporation, the rights of Holders of Subordinated Securities under the Guarantees endorsed thereon will be subject to the rights of Holders of Senior Indebtedness of the Corporation to receive payments or distributions of cash, property or securities of the Corporation applicable to Senior Indebtedness of the Corporation.

  Senior Indebtedness of the Company is defined in the Subordinated Indenture as any obligation of the Company to its creditors, whether now outstanding or subsequently incurred, except (i) the 9 3/4% Subordinated Debentures Due 2001, the 9 1/4% Subordinated Debentures Due 2001 and the 6 7/8% Subordinated Debentures due March 1, 2003, each issued under the indenture, dated as of April 15, 1991, among the Guarantor, the Company and Continental Bank, National Association, as trustee, and all other notes and obligations that may be issued under such indenture, as the same may be amended from time to time; (ii) any obligation as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligation is not Senior Indebtedness; and (iii) obligations evidenced by the Subordinated Securities. Senior Indebtedness of the Guarantor is defined in the Subordinated Indenture as any obligation of the Guarantor to its creditors, whether now outstanding or subsequently incurred, except (i) the 7 1/4% Convertible Subordinated Capital Notes due 1999 issued under the indenture, dated as of September 10, 1987, between the Guarantor and Bank of New York, as trustee;
(ii) the guarantee of the Guarantor of the 9 3/4% Subordinated Debentures Due 2001, the 9 1/4% Subordinated Debentures Due 2001 and the 6 7/8% Subordinated Debentures due March 1, 2003, each issued under the indenture, dated as of April 15, 1991, among the Guarantor, the Company and Continental Bank, National Association, as trustee, and all guarantees of the Guarantor of any other notes and obligations which may be issued under such indenture, as the same may be amended from time to time; (iii) any obligation as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligation is not Senior Indebtedness; and (iv) obligations evidenced by the Guarantees of the Subordinated Securities. (Section 101)

  There is no limitation on the issuance of additional Senior Indebtedness of the Company or the Corporation. The Company and the Corporation expect from time to time to incur additional indebtedness constituting Senior Indebtedness. As of June 30, 1995, the aggregate principal amount of Senior Indebtedness of the Company outstanding was approximately $950 million and the aggregate principal amount of the Senior Indebtedness of the Corporation (including all Senior Indebtedness of the Company guaranteed by the Corporation) outstanding was approximately $950 million.

LIMITATION UPON DISPOSITION OF VOTING STOCK AND CERTAIN TRANSACTIONS

  The Subordinated Indenture contains a covenant by the Corporation that, so long as any of the Subordinated Securities are outstanding, but subject to the provisions of Article Nine (Consolidation, Merger and Sale), the Corporation will not sell, assign, transfer, grant a security interest in or otherwise dispose of any shares of, securities convertible into or options, warrants or rights to subscribe for or purchase shares of, Voting Stock of the Company, nor will it permit the Company (or any successor thereto) (a) to issue, except to the Corporation, any shares of, securities convertible into or options, warrants or rights to subscribe for or purchase shares of, Voting Stock of the Company, (b) to merge or consolidate with another Person, other than the Corporation, or (c) to sell, assign, transfer, grant a security interest in or otherwise dispose of or lease all or substantially all of the assets of the Company. (Section 1107)

  Unless otherwise indicated in the applicable Pricing Supplement, neither the Subordinated Indenture nor the Subordinated Securities contains covenants specifically designed to protect Holders in the event of a highly leveraged transaction involving the Company, the Corporation or the Bank.

EVENTS OF DEFAULT AND LIMITED RIGHTS OF ACCELERATION

  The Subordinated Indenture defines an Event of Default as being only certain events involving the bankruptcy, insolvency or reorganization of the Corporation or the Bank. (Section 601) The rights of First Interstate, as Trustee, and the Holders upon the occurrence of an Event of Default are described in "Description of Debt Securities and Guarantees--Events of Default". The Subordinated Indenture does not define an Event of Default as including, or provide for any right of acceleration of the payment of principal of the Subordinated Securities upon, a bankruptcy, insolvency or reorganization of the Company alone or a default in the payment of principal or interest or in the performance of any covenant or agreement in the Subordinated Securities or the Subordinated Indenture. Currently, neither the Company nor the Corporation are in default in the payment of principal, premium or interest on any outstanding subordinated indebtedness. The Subordinated Indenture defines a Default as being (1) the failure to pay interest on any Subordinated Securities when due, whether or not such payment is prohibited by the subordination provisions of the Subordinated Indenture, continued for 30 days, (2) the failure to pay principal on any Subordinated Securities when due, whether or not such payment is prohibited by the subordination provisions of the Subordinated Indenture, or (3) the failure to perform any other covenant of the Corporation, or a breach by the Corporation of a warranty in the Subordinated Indenture, continued for 60 days after written notice is given as provided in the Subordinated Indenture. If an Event of Default or a Default shall occur and be continuing, the Trustee may, subject to certain limitations and conditions, seek to enforce payment of such principal or accrued interest or the performance of such covenant or agreement through appropriate judicial proceedings against the Company or the Corporation. (Section 603)

REGARDING FIRST INTERSTATE

  The Corporation's bank subsidiaries maintain deposit accounts and conduct other banking transactions with First Interstate in the ordinary course of their banking businesses. First Interstate is a participant in the $300 million revolving credit facility created to provide back-up support for the Corporation's commercial paper borrowings.

                           CERTAIN TAX CONSIDERATIONS

  The Company will be required to withhold the Pennsylvania Corporate Loans Tax from interest payments on Debt Securities held by or for those subject to such tax, principally individuals and partnerships resident in Pennsylvania and resident trustees of Pennsylvania trusts. The tax, at the current rate of four mills on each dollar of nominal value ($4.00 per $1,000), will be withheld, at any time when it is applicable, from any interest payment to taxable holders at the annual rate of $4.00 per $1,000 principal amount of the Debt Securities. The Debt Securities will be exempt, under current law, from personal property taxes imposed by political subdivisions in Pennsylvania.

  See the accompanying Prospectus Supplement for additional information concerning certain tax considerations relating to specific series of Offered Debt Securities. Holders of Debt Securities should consult their tax advisors as to the applicability to the Debt Securities and interest, if any, payable thereon of Federal, state and local taxes.

                              PLAN OF DISTRIBUTION

  The Company may offer and sell Debt Securities to or through underwriters, acting as principals for their own accounts or as agents. The Company also may sell Debt Securities to purchasers directly or through agents. The Prospectus Supplement sets forth the terms of the offering of the Offered Debt Securities including the names of any underwriters, agents or dealers, the purchase price of the Offered Debt Securities and the proceeds to the Company from the sale, any underwriting discounts and other items constituting underwriters' compensation and any discounts and commissions allowed or reallowed or paid to dealers or agents. Any initial public offering price and any discounts or commissions allowed or reallowed or paid to dealers or agents may be changed from time to time.

  The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may offer and sell Debt Securities in exchange for one or more of its outstanding issues of debt or convertible debt securities.

  In connection with the sale of Debt Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Debt Securities for whom they may act as agent. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

  Underwriters, dealers and agents participating in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them and any profit realized by them on resale of the Debt Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Under agreements which may be entered into by the Company and the Corporation, underwriters, dealers and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company and the Corporation against certain liabilities, including liabilities under the Securities Act, or to contribution in respect thereof.

  If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Offered Debt Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a future date. Each such contract will be for an amount not less than, and the aggregate principal amount of Debt Securities sold pursuant to such contracts shall be for an amount not less nor more than, the respective amounts stated in the Prospectus Supplement. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will not be subject to any conditions except that (i) the purchase of the Offered Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject and (ii) if the Debt Securities are also being sold to underwriters, such underwriters shall have purchased the Debt Securities not sold for delayed delivery. The underwriters and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

  Certain of the underwriters, dealers or agents may be customers of (including borrowers from), engage in transactions with, and perform services for, the Company, the Corporation, the Corporation's bank subsidiaries or one or more of their affiliates in the ordinary course of business.

                   VALIDITY OF DEBT SECURITIES AND GUARANTEES

  The validity of the Offered Debt Securities and related Guarantees will be passed upon for the Company and the Corporation by James M. Gockley, Esq., Assistant General Counsel and Secretary of the Corporation, One Mellon Bank Center, Pittsburgh, Pennsylvania 15258. Information set forth under "Certain Tax Considerations" has been passed upon by Michael K. Hughey, Esq., Senior Vice President and Director of Taxes of the Bank. As of June 30, 1995, Mr. Gockley owned approximately

1,780 shares of the Corporation's Common Stock and options covering an additional 10,050 shares of Common Stock. As of June 30, 1995, Mr. Hughey was the beneficial owner of 1,798 shares of Common Stock and options covering an additional 17,203 shares of Common Stock. Unless otherwise indicated in the Prospectus Supplement relating thereto, if the Debt Securities are being distributed in an underwritten offering, the validity of the Debt Securities and related Guarantees will be passed upon for the underwriters by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004, who will rely upon the opinion of Mr. Gockley as to matters of Pennsylvania law. Sullivan & Cromwell from time to time performs legal services for the Corporation.

                                    EXPERTS

  The consolidated financial statements of the Corporation and its subsidiaries included in the Corporation's 1994 Annual Report to Shareholders, which is incorporated by reference into the Corporation's Annual Report on Form 10-K for the year ended December 31, 1994, have been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP, covering the December 31, 1994, financial statements refers to a change in the method of accounting for certain investments in debt and equity securities pursuant to Statement of Financial Accounting Standards No. 115.